Exhibit (a)(2)(E)

October 6, 2014

Dear Fellow Stockholders:

We are pleased to inform you that Einstein Noah Restaurant Group, Inc. (the “Company” or “Einstein Noah”), JAB Beech Inc., a Delaware corporation (“JAB”), and Spruce Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of JAB (“Purchaser”), have entered into a definitive merger agreement that provides for JAB’s acquisition of the Company.

Pursuant to the terms of the merger agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $20.25 per share, net to the seller in cash (less any required withholding taxes and without interest). Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 4, 2014.

If the tender offer is successful (which would involve Purchaser obtaining ownership of a majority of the Company’s outstanding common stock on a fully diluted basis), the tender offer will be followed by the merger of Purchaser into the Company pursuant to Section 251(h) of the Delaware General Corporation Law, subject to the terms and conditions set forth in the merger agreement. In the merger, the shares of the Company’s common stock that were not acquired in the tender offer (other than any (i) shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly-owned by the ultimate parent of Parent, (ii) shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) shares held by the Company stockholders who properly demand and perfect dissenters’ rights under Delaware law) will be cancelled and converted automatically into the right to receive the same price per share paid in the tender offer, net to the seller in cash (less any required withholding taxes and without interest).

Certain affiliates of Greenlight Capital Inc. (collectively, “Greenlight Capital”), that collectively own approximately 37.5% of the outstanding shares of our common stock, have agreed to tender their shares in the tender offer pursuant to a support agreement entered into with JAB and Purchaser.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”), after careful consideration, the Company’s board of directors unanimously recommends that the Company’s stockholders accept the offer and tender their shares to Purchaser pursuant to the offer.

In arriving at its recommendation, the Company’s board of directors considered a number of factors. These factors are discussed in the enclosed Statement.

In addition to the Statement that accompanies this letter, also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND OTHER MATERIALS CAREFULLY AND IN THEIR ENTIRETY.

On behalf of the board of directors of Einstein Noah, I thank you for your support.

E. Nelson Heumann

Non-Executive Chairman of the Board of Directors